47

02034789

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Amber Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 1941 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/13/02

Pacific Amber Resources Ltd.

Annual Report 2001

PACIFIC AMBER RESOURCES LTD.

ANNUAL REPORT 2001

The year 2001 has been an important transition period for Pacific Amber Resources Ltd. (the "Company") as it has begun a process to re-focus its activities from high-risk mineral exploration to a lower risk strategy of oil and gas exploration and development. Although Pacific Amber has owned oil and gas properties for over 15 years, it has not, until recently, made energy development its focus. A number of key initiatives have been undertaken to build a foundation for future growth along these lines.

Firstly, a financing consisting of flow-through shares and warrants was made in early 2001 to provide funds earmarked for oil and gas exploration. A subsequent issue was completed in December 2001, raising the total funds raised to $1.38 million. These funds were raised from oil business professionals located in Calgary who were then given the mandate to find good quality drilling joint ventures. This effectively aligned their interests with those of the shareholders by putting their money at risk.

Secondly, the purchase for $875,000 of a group of working interests in 4 non-operated producing oil and gas properties was closed in October 2001. The cash flow from these properties will provide income to offset general and administration charges and set up systems that can be used for technical analysis of oil and gas opportunities. An administrative office was also established in downtown Calgary, the deal center for the Canadian oil patch, to provide the future headquarters for the Company.

Finally, the Company hired two persons in Calgary to provide leadership and direction for the Company. Mr. E.C. (Ted) McFeely and Mr. Peter Sekera each have over 20 years of experience in the oil business and have a proven record of wealth creation for the shareholders in the companies with which they have been associated. Westlinks Resources Ltd. (now renamed Enterra Energy Corp.), the last company that they worked with in positions as directors and senior executives, was one of the best performers on the CDNX exchange between 1999 and 2001. During that time period, the share price of Westlinks and its daily oil production both increased over 500%.

Pacific Amber has participated in the drilling of the first three wells associated with exploration joint ventures with industry partners. One of these wells resulted in a light oil discovery. The well is currently shut in pending the resolution of excessive water production associated with a completion problem, as well as decisions respecting future development of the project. Pacific Amber's interest in the second well was sold at casing point, and the third was dry and abandoned. These three projects, which used approximately $500,000 of the Company's $1.38 million in drilling funds, will be followed by the drilling of at least five more wells on joint venture prospects for which commitments have been made.

One of these prospects, in which Pacific Amber has a 25% working interest, is located at Wizard Lake, Alberta, and targets a seismically defined Leduc pinnacle reef located directly between two of Alberta's most prolific Leduc light oil fields, Wizard Lake and Bonnie Glen. This prospect, which is slated to be drilled during the summer of 2002, is the most exciting oil and gas opportunity obtained to date. Four other wells on seismically defined joint venture prospects are to be drilled before the end of the year. These wells target light to medium crude oil at shallow to medium drilling depths. The drilling of these high potential exploration prospects, while providing the Company with substantial upside from multiple targets, is only a part of the value creation strategy going forward. The other key element of our growth strategy will be the acquisition of proven oil and gas assets through the purchase of properties or via strategic corporate deals.

Pacific Amber is actively seeking acquisitions. Producing resource properties can be effectively leveraged with debt to enable a proportionately much larger increase in assets with less dilution in equity. Pacific Amber's long-term oil and gas banking relationships, along with its strong balance sheet and substantial tax pools, make this strategy a particularly good fit. The Company has targeted a ten-fold increase from current production levels as a corporate goal over the next 12 months.

Pacific Amber's management has made the appreciation of the value of each common share of the Company its central corporate objective and measures every deal against that yardstick. With our relationships with quality and successful industry partners, the commitment of a core management group, and the support of an experienced Board of Directors, 2002 promises to be an exciting year. We are indebted to the contribution made to the Company by Mr. Hiro Ogata, who retired as President after leading Pacific Amber or its predecessors for over 25 years. We are also grateful for the continuing support of our shareholders. As we accelerate the development of our business plan we are confident that their patience will be rewarded.

On behalf of the Board of Directors,

Edward C. McFeely,
President
May 6, 2002

Pacific Amber Resources Ltd.

Consolidated Financial Statements

December 31, 2001	Page

CHARTERED
ACCOUNTANTS
MacKay LLP

1000 - 1190 Hornby Street
Vancouver, BC V6Z 2W2
Tel: 604-687-4511
Fax: 604-687-5617
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Pacific Amber Resources Ltd.

We have audited the consolidated balance sheets of Pacific Amber Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada.
March 25, 2002

"MacKay LLP"
Chartered Accountants

Pacific Amber Resources Ltd.

Consolidated Statements of Loss and Deficit

For the year ended December 31,	2001	2000
Petroleum and natural gas operations		
Revenue	$ 101,173	$ -
Operating expenses	39,855	-
Crown royalties	16,005	-
Gross overriding royalties	1,780	-
Depletion and depreciation	51,656	-
Site restoration provision	4,807	-
	114,103	-
Gross margin	(12,930)	-
Expenses		
Amortization	8,908	9,772
Bank charges and interest	1,359	2,059
B.C. capital tax	-	1,876
Business tax	402	-
Filing and transfer agent fees	14,299	14,076
Foreign exchange loss (gain)	(41,938)	(10,012)
Investor relations and promotions	27,282	18,181
Legal and accounting	80,288	166,644
Management services	204,000	204,000
Office	50,080	37,674
Property investigation costs	51,827	71,713
Rent	35,836	50,731
Telephone and communication	9,376	11,679
Write-down of mineral properties	-	1,483,690
Write-down of capital assets	-	50
Loss on disposal of Indonesian operations	103,803	-
Other recoveries	-	(2,500)
Interest earned	(42,200)	(77,805)
Gain on sale of marketable securities	(16,207)	(11,095)
	487,115	1,970,733
Loss for the year	(500,045)	(1,970,733)
Deficit, beginning of year	(30,586,968)	(28,616,235)
Deficit, end of year	$ (31,087,013)	$ (30,586,968)
Loss per share	$ (0.03)	$ (0.12)

Pacific Amber Resources Ltd.

Consolidated Balance Sheets

December 31,	2001	2000
Assets		
Current		
Cash	$ 1,232,902	$ 408,077
Short-term deposits	419	746,860
Marketable securities	-	32,715
Accounts receivable	55,986	6,091
Prepaid expenses and advances	4,118	2,301
	1,293,425	1,196,044
Capital assets (note 3)	36,510	29,893
Long term investments (note 4)	459,376	461,251
Other assets (note 6)	-	10
Petroleum and natural gas properties (note 7)	878,037	-
	$ 2,667,348	$ 1,687,198
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 16,242	$ 10,854
Site restoration obligation (note 2(f))	4,807	-
	21,049	10,854
Shareholders' Equity		
Share capital (note 8)	33,733,312	32,263,312
Deficit	(31,087,013)	(30,586,968)
	2,646,299	1,676,344
	$ 2,667,348	$ 1,687,198

Subsequent events (note 8)

Approved by the Directors:

_______________ Director

_______________ Director

Pacific Amber Resources Ltd.

Consolidated Statements of Cash Flows

For the year ended December 31,		2001		2000
Cash provided by (used for)				
Operating activities				
Loss for the year	$	(500,045)	$	(1,970,733)
Add (deduct) items not affecting cash:				
Gain on sale of marketable securities		(16,207)		(11,095)
Amortization		8,908		9,772
Depletion		51,656		-
Site restoration provision		4,807		-
Write-down of mineral properties		-		1,483,690
Write-down of capital assets		-		50
Loss on disposal of Indonesian operations		103,803		
		(347,078)		(488,316)
Changes in non-cash working capital items:				
Accounts receivable		(49,895)		1,366
Prepaid expenses and advances		(1,817)		174,265
Accounts payable and accrued liabilities		5,387		(40,553)
		(393,403)		(353,238)
Financing activities				
Shares issued on exercise of options		90,000		185,000
Flow-through shares issued		1,380,000		-
		1,470,000		185,000
Investing activities				
Purchase of capital assets		(15,525)		-
Proceeds on disposal of Indonesian operations		1		-
Purchase of long-term investments		-		(450,000)
Proceeds from disposal of long-term investments		16,981		
Purchase of marketable securities		-		(109,575)
Proceeds from disposal of marketable securities		33,816		127,955
Development and cost of disposal of Indonesian operations		(103,793)		(437,467)
Acquisition and exploration of petroleum and natural gas properties		(929,693)		-
		(998,213)		(869,087)
Net increase (decrease) in cash		78,384		(1,037,325)
Cash and cash equivalents, beginning of year		1,154,937		2,192,262
Cash and cash equivalents, end of year	$	1,233,321	$	1,154,937
Cash and cash equivalents consist of				
Cash	$	1,232,902	$	408,077
Short-term deposits		419		746,860
	$	1,233,321	$	1,154,937

Pacific Amber Resources Ltd.

Notes to the Consolidated Financial Statements

December 31, 2001

1. Nature of Operations

The company is in the business of acquiring, exploring and evaluating resource based properties, and either joint venturing or developing these properties further or disposing of them when the evaluation was complete. In addition to the resource sector, the company searched for investment opportunities in non-resource businesses.

2. Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these financial statements:

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries:

i) Pacific Amber Resources Inc. (formerly Alban Explorations Inc.), which is incorporated under the laws of the State of Washington, U.S.A, and is inactive. (100% owned)

ii) Whistler Resources Ltd., which is incorporated under the laws of the British Virgin Islands, and is inactive. (100% owned)

iii) PT. Pacific Amber Indonesia, which is incorporated under the laws of Indonesia. (99% owned); sold for nominal proceeds during the year.

iv) PT. Uncak Kapaus Mining, which is incorporated under the laws of Indonesia. (80% owned); sold for nominal proceeds during the year.

v) PT. Tambang Tewah Perkasa, which is incorporated under the laws of Indonesia. Pacific Amber Resources controlled this company through its nominee in Indonesia, and disposed of its interest during the fiscal year 2000. See details of Gunung Mas property in note 6.

(b) Marketable securities

The marketable securities are carried at the lower of cost and market value.

(c) Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(d) Capital assets

Capital assets are recorded at cost. Amortization is calculated using the declining-balance method at the annual rates set out in note 3.

(e) Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

2. Accounting Policies (continued)

(f) Petroleum and natural gas properties

(i) *Petroleum and natural gas properties*

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties are capitalized in one Canadian cost centre. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, and costs of drilling both productive and non-productive wells.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Such costs are depleted on the unit of production method based on estimated proven gas and oil reserves as determined by the Company and substantiated by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

The Company's petroleum production activities are conducted jointly with others, and accordingly the accounts reflect only the Company's proportionate interest in such activities.

(ii) Ceiling test

The capitalized costs less accumulated depletion and depreciation, future income taxes and site restoration and abandonment costs are limited to an amount equal to the estimated future net revenue from proved reserves before royalties (based on prices and costs at the balance sheet date) plus the cost, if any, (net of impairments) of unproved properties, less estimated future site restoration and abandonment, general and administrative expenses, financing costs and income taxes.

(iii) Provision for site restoration

Future site restoration and abandonment costs of the Company's petroleum and natural gas properties are provided for when a reasonable estimate can be made. The estimated expense is reduced by expected equipment salvage values at the time of the abandonment. The resulting net estimated expense, if any, is amortized against earnings over the remaining life of the Company's reserves on a unit-of-production basis. Actual expenditures are applied against the accumulated provision account.

(g) Long-term investments

Long-term investments are valued at cost less a provision for permanent impairment in value.

(h) Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using the rates prevailing at the dates of acquisition of the relevant capital assets. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Pacific Amber Resources Ltd.

Notes to the Consolidated Financial Statements

December 31, 2000

3. Short-Term Deposits

At December 31, 2000 the Company held term deposits denominated in US dollars bearing interest at 5.93%, maturing January 30, 2001.

4. Capital Assets

		December 31, 2000			December 31, 1999
		Cost	Accumulated Amortization	Net Book Value	Net Book Value
Vancouver					
Office equipment & furniture	20%	$ 48,508	$ 27,931	$ 16,461	$ 20,577
Office equipment – leased	20%	4,249	3,689	560	700
Computer equipment	30%	44,433	31,561	12,872	18,389
Indonesia					
Communication	20%	-	-	-	10
Vehicles	30%	-	-	-	10
Office equipment & furniture	20%	-	-	-	10
Survey equipment	20%	-	-	-	10
Power generation	20%	-	-	-	10
		$ 97,190	$ 63,181	$ 29,893	$ 39,716

Concurrent with the Company's decision to no longer actively acquire, explore and develop mineral properties, (as disclosed in Note 1), any assets in Indonesia with any residual market value were disposed of in 1999, and all remaining carrying values have been written off in 2000.

5. Long-Term Investments

	2000	1999
500,000 (1999 – 500,000) common shares of Uranium Power Corporation (market value - $nil)	$ 11,251	$ 11,251
50,000 (1999 – nil) preferred shares of Visiosonic Ltd. (market value - $nil)	262,500	-
50,000 (1999 – nil) preferred shares of Fortress Technologies Inc. of Florida (market value - $nil)	187,500	-
	$ 461,251	$ 11,251

(a) Uranium Power Corporation

During the year ended December 31, 1997, the Company entered into a syndicate agreement known as the Athabasca Uranium Syndicate and acquired 3 units for $15,000. The syndicate objectives are to invest in mineral exploration and prospecting for uranium in northern Saskatchewan.

The syndicate units were converted into shares of Uranium Power Corporation, a U.S.A. public corporation. Each unit was exchanged for 200,000 shares of the corporation. Pacific Amber has invested another $2,500 per unit held, for a total cost of $22,500. Pandora Industries Inc., another public company having directors in common, then purchased 50% of the units from Pacific Amber leaving a total cost and carrying value of $11,250. The additional shares received as disclosed in note 5 were valued at $1. At December 31, 2000, Pacific Amber held a 12.50% interest in the corporation.

Pacific Amber Resources Ltd.

Notes to the Consolidated Financial Statements

December 31, 2001

4. Long-Term Investments

		2001		2000
541,667 (2000 – 650,000) common shares of Uranium Power Corporation (market value - $247,614)	$	9,376	$	11,251
50,000 (2000 – 50,000) preferred shares of Visiosonic Ltd. (market value - $nil)		262,500		262,500
50,000 (2000 – 50,000) preferred shares of Fortress Technologies Inc. of Florida (market value - $nil)		187,500		187,500
	$	459,376	$	461,251

(a) Uranium Power Corporation

During the year ended December 31, 1997, the Company entered into a syndicate agreement known as the Athabasca Uranium Syndicate and acquired 3 units for $15,000. The syndicate objectives are to invest in mineral exploration and prospecting for uranium in northern Saskatchewan.

The syndicate units were converted into shares of Uranium Power Corporation ("UPC"), a U.S.A. public corporation. Each unit was exchanged for 300,000 shares of the corporation. The Company invested another $2,500 per unit held, for a total cost of $22,500. Georgia Ventures Inc., another public company having directors in common, then purchased 50% of the units from the Company, leaving a total cost and carrying value of $11,250. The additional shares received as disclosed below were valued at $1.

During fiscal 2001, the Company completed the agreed minimum $500,000 work obligation on the property. As consideration the Company received an additional 200,000 common shares of UPC. Based on the results of the work performed, management decided to withdraw from the joint venture agreement.

During the year, the Company entered into an agreement with an arms-length party to sell its interest in UPC. As the first step in this agreement the Company sold 1/6 of its interest in UPC (108,333 shares) for proceeds of US$0.10 per share; net proceeds $16,981. The Company has committed to sell a further 325,000 common shares of UPC for proceeds of US$0.10 per share 90 days after UPC acquires a new project, 54,167 at US$0.50 and 54,167 at US$0.75. The remaining 108,333 shares can be sold on the open market subject to a pooling arrangement.

(b) Visiosonic Ltd. and Fortress Technologies Inc. of Florida

During fiscal 2000, the Company invested in two private US companies which are in the development stage. The recoverability of the Company's investment in these companies is dependent upon the ability of each company to obtain necessary financing to complete their development, and future profitable production or disposition thereof. At this time no market value has been established, and in absence of evidence indicating a permanent impairment in value, management has determined that these investments continue to be carried at original cost.

5. Other Assets

The Company purchased 95% of the issued and outstanding shares in PT Tambang Tewah Perkasa ("PT TTP"), an Indonesian company holding a 100% interest, subject to a 2% net smelter return, in certain mining claims in Kalimantan Province, Indonesia, known as the Gunung Mas Property. The Company had been soliciting new partners to joint venture or purchase the property. In May 2000 the property was transferred to an Indonesian purchaser for no consideration.

Pacific Amber Resources Ltd.

Notes to the Consolidated Financial Statements

December 31, 2001

7. Petroleum and Natural Gas Properties

	2001	2000
Proven properties		
Acquisition		
Petroleum and natural gas rights	$ 700,000	$ -
Tangible equipment	175,000	-
	875,000	-
Exploration and development costs	54,693	-
	929,693	-
Accumulated depletion and depreciation	(51,656)	-
	$ 878,037	$ -

(a) Proven Properties

During the year, the Company purchased a non-operator working interest in four producing petroleum and natural gas properties during the year for cash of $875,000.

Ghost Pine, Alberta

The Company has a 10.8% working interest in this property, subject to Government royalties and a 4% gross overriding royalty.

Pine Creek, Alberta

The Company has a 14.4% working interest in this property, subject to Government royalties.

Princess, Alberta

The Company has a 33.5% working interest in this property, subject to Government royalties.

Success, Saskatchewan

The Company has a 5.8% working interest in this property, subject to Government royalties.

(b) Other

Wood River, Alberta

Effective November 30, 2001 the Company signed an agreement to participate in the drilling of an option well on this property. The Company will earn a 25% working interest subject to a 7.5% non-convertible gross over-riding royalty. The Company's share of the option well is expected to be approximately $90,000.

Fox Creek, Alberta

Effective December 13, 2001 the Company executed an agreement to participate in the drilling on an option well on this property. The Company will earn a 50% working interest, 40% after payout. The Company's share of the option well is expected to be approximately $220,000.

Pacific Amber Resources Ltd.

Notes to the Consolidated Financial Statements

December 31, 2001

8. Share Capital

Authorized

100,000,000 common shares without nominal or par value

Issued and fully paid	December 31, 2001		December 31, 2000	
	Number	Amount	Number	Amount
Balance, beginning of year	16,312,146	$ 32,263,312	15,387,146	$ 32,078,312
Issued on exercise of options	450,000	90,000	925,000	185,000
Flow through shares issued	7,500,000	1,380,000	-	-
Balance, end of year	24,262,146	$ 33,733,312	16,312,146	$ 32,263,312

(a) During 2001, the Company issued 6,000,000 flow-through common shares, for cash proceeds of $0.18 each, pursuant to a private placement. Each common share had attached two-fifths of a non-transferrable warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.20 until May 9, 2002. At December 31, 2001, 2,400,000 warrants were outstanding.

(b) During 2001, the Company issued 1,500,000 flow-through common shares, for cash proceeds of $0.20 each, pursuant to a private placement. Each common share had attached two-fifths of a non-transferrable warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.20 until December 28, 2002. At December 31, 2001, 600,000 warrants were outstanding.

(c) As at December 31, 2000, options were outstanding to acquire 875,000 shares as follows:

Number of Shares	Expiry Date	Price Per Share
175,000	February 25, 2002	$0.20
500,000	March 10, 2002	$0.20
150,000	November 27, 2002	$0.20
50,000	July 5, 2003	$0.21

Subsequent to the year end options totaling 675,000 shares, exercise price of $0.20, were cancelled. Additional options were granted to employees and Directors of the Company with the following terms:

Number of Shares	Expiry Date	Price Per Share
1,550,000	January 14, 2005	$0.20
175,000	January 15, 2005	$0.20
150,000	March 1, 2005	$0.20

9. Related Party Transactions

(a) The Company paid management, secretarial services and prospecting services to a private company with common directors and/or to two directors totaling $228,000 (2000 - $228,000).

(b) Included in property investigation costs are fees of $24,000 (2000 - $24,000) paid to a director of the Company.

(c) The Company paid fees of $21,875 to a director, related to the purchase of the petroleum and natural gas properties in note 7.

10. Income Taxes

The Company's sole activity has been resource exploration and for Canadian tax purposes all expenditures, including administrative overhead, were classified into resource tax pools. These resource pools have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

Amount	Rate
$ 5,762,000	100%
$ 133,000	30%
$ 15,154,000	greater of 10% and foreign resource income.
$ 6,140,000	loss carry forwards expiring between 2005 and 2007

Future tax benefits, which may arise as a result of applying these pools to taxable income, have not been recognized in these accounts.

9. Related Party Transactions

(a) The Company paid management, secretarial services and prospecting services to a private company with common directors and/or to two directors totaling $228,000 (2000 - $228,000).

(b) Included in property investigation costs are fees of $24,000 (2000 - $24,000) paid to a director of the Company.

(c) The Company paid fees of $21,875 to a director, related to the purchase of the petroleum and natural gas properties in note 7.

10. Income Taxes

The Company's sole activity has been resource exploration and for Canadian tax purposes all expenditures, including administrative overhead, were classified into resource tax pools. These resource pools have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

Amount	Rate
$ 5,762,000	100%
$ 133,000	30%
$ 15,154,000	greater of 10% and foreign resource income.
$ 6,140,000	loss carry forwards expiring between 2005 and 2007

Future tax benefits, which may arise as a result of applying these pools to taxable income, have not been recognized in these accounts.

Pacific Amber Resources Ltd.

Notes to the Consolidated Financial Statements

December 31, 2001

11. Segmented Information

The company had three activities during the year (see note 1), mineral exploration, petroleum and natural gas exploration, and technology investment, and accordingly, operational segments are presented.

2001	CANADA	INDONESIA	TOTAL
Technology Investment			
Interest and gain on sale of securities	$ 29,171	$ -	$ 29,171
Expenses			
Administrative	(131,737)	-	(131,737)
	(102,566)	-	(102,566)
Petroleum and natural gas operations			
Gross margin	(12,930)	-	(12,930)
Interest revenue	26,306	-	26,306
Expenses			
Administrative	(280,217)	-	(280,217)
	(266,840)		(266,840)
Mineral Property			
Revenue	-	2,929	2,929
Expenses			
Loss on disposal	-	(103,803)	(103,803)
Administrative	-	(133,558)	(133,558)
	-	(130,639)	(130,639)
Loss	$ (369,406)	$ (130,639)	$ (500,045)
Identifiable assets	$ 2,667,348	$ -	$ 2,667,348

2000	CANADA	INDONESIA	MEXICO	TOTAL
Technology Investment				
Revenue	$ 11,095	$ -	$ -	$ 11,095
Expenses				
Administrative	(239,186)	-	-	(239,186)
	(228,091)	-	-	(228,091)
Mineral Property				
Expenses				
Administrative	(261,402)	-	-	(261,402)
Write down of mineral property	(531,253)	(285,713)	(666,724)	(1,483,690)
Recoveries	2,500	(50)	-	2,450
	(790,155)	(285,763)	(666,724)	(1,742,642)
Loss	$ (1,018,246)	$ (285,763)	$ (666,724)	$ (1,970,733)
Identifiable assets	$ 1,626,782	$ 60,416	$ -	$ 1,687,198

OFFICERS AND DIRECTORS:	James R. Billingsley, P. Eng *Chairman and Director* Edward C. McFeely *President & Director* Hiro Ogata *Director* Harold M. Jones, P.Eng. *Director* John K. Campbell *Director* Stanley Wong *Secretary & Treasurer*
CALGARY OFFICE:	Suite 1410, 540 - 5th Avenue S.W. Calgary, Alberta Canada T2P 0M2 Telephone: (403) 262-8666 Facsimile: (403) 262-8796 Website: www.pacificamber.com E-mail: pacamber@axionet.com
TRANSFER AGENT:	Computershare Trust Company of Canada Vancouver, British Columbia
AUDITORS:	MacKay & Partners Vancouver, British Columbia
SHARES AUTHORIZED:	100,000,000
SHARES OUTSTANDING:	24,262,146
SHARES LISTED:	TSX Ticker Symbol - PCR

PACIFIC AMBER RESOURES LTD.
Suite 1410, 540 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 0M2

12g#82-1941

02 ...

PACIFIC AMBER RESOURCES LTD.
Suite 1410 – 540 5th Avenue S.W.
Calgary, Alberta
T2P 0M2
Tel. No. (403) 262-8666

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of PACIFIC AMBER RESOURCES LTD. (the "Company") will be held at the 2nd floor Meeting Room, Acquitaine Building, 540 5th Avenue S.W., Calgary, Alberta on **Thursday, June 20, 2002 at 10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2001 and the report of the auditor thereon.

3. To elect directors to hold office until the close of the next Annual General Meeting.

4. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

5. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

6. To consider and, if thought fit, to approve, with or without amendment, a special resolution authorizing the continuance of the Company out of the Province of British Columbia and into the Province of Alberta.

TAKE NOTICE that pursuant to the provisions of Section 37(4) of the Company Act (British Columbia) (the "Act"), you may until **June 18, 2002** give the Company a Notice of Dissent by registered mail addressed to the Company at the address set forth above with respect to the special resolution to authorize the continuance of the Company under the Business Corporations Act (Alberta). As a result of giving a Notice of Dissent you may, on receiving a Notice of Intention to Act under Section 207 of the Act, require the Company to purchase all your shares in respect of which the Notice of Dissent was given.

7. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **June 20, 2002** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **May 16, 2002** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Calgary, Alberta this 16th day of May, 2002.

BY ORDER OF THE BOARD
PACIFIC AMBER RESOURCES LTD.

"Edward C. McFeely"
Edward C. McFeely, President

PACIFIC AMBER RESOURCES LTD.

Suite 1410 – 540 5th Avenue S.W.
Calgary, Alberta
T2P 0M2

MANAGEMENT INFORMATION CIRCULAR

As at May 16, 2002
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Pacific Amber Resources Ltd. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the Canadian Venture Exchange and was published in The Vancouver Province on April 22, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, B.C., V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Stock Transfer Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 24,262,146 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **May 16, 2002** as the record date for the determination of the members entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Edward C. McFeely	3,962,500 Common	16.33%
Peter Sekera	4,000,000 Common	16.49%

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[2]	First and Present Position with the Company[1]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]
Hiroshi Ogata[4] Canada	Junior Resource Company Executive	President (March 31, 1986 to May 6, 2002) and Director (July 3, 1979 to date)	584,517
James R. Billingsley Canada	Vice-President and Director, Glamis Gold Ltd.	Director (January 10, 1996 to date) Chairman of the Board (March 24, 1999 to date)	635,000
Edward McFeely[4] Canada	December 1993-June 1996, President and CEO, Prize Energy Inc.; June 1996-November 1998, Engineering Consultant; November 1998-October 1999, Executive Vice-President Engineering, Westlinks Resources Ltd.; October 1999-May 2001, Executive Vice-President and Chief Operating Officer, Westlinks Resources Ltd.	Director (June 22, 2001 to date) Senior Vice-President, Oil & Gas (June 26, 2001 to May 6, 2002) President (May 6, 2002 to date)	3,962,500
Peter Sekera Canada Proposed Nominee	Chairman and CEO, Westlinks Resources Ltd., from 1996 – 2001;	Manager of Corporate Development since March, 2001	4,000,000
Shawn D. McDonald[4] Canada Proposed Nominee	July 1995 to November, 1999, Corporate Counsel & Land Manager, Snow Leopard Resources Inc. December 1999 to present, President, Bymor Energy Inc.	n/a	50,000

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4) Member of Audit Committee. As at the date hereof, Hiroshi Ogata, Harold M. Jones and John K. Campbell are members of the Company's audit committee. However, Harold M. Jones and John K. Campbell are not standing for re-election at the Meeting and it is intended to appoint Edward McFeely and Shawn McDonald as a members of the audit committee in the place and stead of Messrs Jones and Campbell immediately following the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

Incentive stock options may be granted to directors and employees of the Company in accordance with the policies of the TSX Venture Exchange ("TSX"). In summary, the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options will not exceed 10% of the issued shares of the Company (as to a maximum of 5% with respect to any one individual) at the time of granting. The exercise price per share will not be lower than the last closing price of the Company's shares on TSX at the time of grant, less the applicable discount; provided that the exercise price will not otherwise be less than $0.10 per share. A four-month hold period on all stock options is imposed by TSX from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

(b) Granting of Options

During the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period"), the Company did not grant any incentive stock options to its directors and other insiders. However, subsequent to the end of the Financial Period, the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consider-ation received for Options	Exercise Price Per Share	Expiry Date
Hiro Ogata	Jan. 14, 2002	450,000	Nominal	$0.20	Jan. 14/2005
Harold Jones	Jan. 14, 2002	150,000	Nominal	$0.20	Jan. 14/2005
John Campbell	Jan. 14, 2002	50,000	Nominal	$0.20	Jan. 14/2005
James Billingsley	Jan. 14, 2002	300,000	Nominal	$0.20	Jan. 14/2005
Edward McFeely	Jan. 14, 2002	300,000	Nominal	$0.20	Jan. 14/2005
Peter Sekera	Jan. 14, 2002	300,000	Nominal	$0.20	Jan. 14/2005
Stanley Wong	Jan. 15, 2002	25,000	Nominal	$0.20	Jan. 15/2005

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
25,000	$0.20	June 6, 2001	$0.25	$1,250
300,000	$0.20	Aug. 15, 2001	$0.19	($3,000)

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(d) Summary of Number of Securities under Option

In summary:

(i) no incentive stock options to purchase common shares were granted during the Financial Period.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 2,025,000 common shares are outstanding, of which options to purchase up to a total of 1,575,000 shares pertain to insiders

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

CHANGE AND REMUNERATION OF AUDITOR

Management of the Company will recommend to the Meeting that the Company change its auditor from MacKay LLP (formerly MacKay & Partners) (the "Former Auditor"), Chartered Accountants, of 1000-1190 Hornby Street, Vancouver, B.C. V6Z 2W2 to BDO Dunwoody LLP (the "Successor Auditor"), Chartered Accountants, of 1500, 800-6th Avenue W.W., Calgary, Alberta T2P 3G3, effective as of the close of the Annual General Meeting. The Former Auditor had acted as the Company's auditor since January 1, 1983. It is proposed that the remuneration to be paid to the Successor Auditor be fixed by the directors.

There are no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations between the Company and the Former Auditor or the Successor Auditor in connection with the periods set forth in paragraphs (a) and (b) above. Copies of the following documents form a part of this Information Circular:

(a) Notice of Change of Auditor;

(b) Letter, dated May 10, 2002, addressed to the British Columbia and Alberta Securities Commissions from:

(i) the Former Auditor; and
(ii) the Successor Auditor;

(collectively the "Letters"); and

(c) Written confirmation that the Notice and Letters have been reviewed by the audit committee or the board of directors of the Company

Unless otherwise instructed, proxies given pursuant to this solicitation will be voted for the appointment of the Successor Auditor as the auditor of the Company to hold office until the close of the next Annual General Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

CONTINUANCE INTO THE PROVINCE OF ALBERTA FROM THE PROVINCE OF BRITISH COLUMBIA

At the Meeting, the members will be asked to consider, and the directors recommend the members, approve a special resolution authorizing the continuance of the Company in the Province of Alberta.

The effect of continuing the Company in the Province of Alberta will be to convert the Company from a British Columbia company to an Alberta corporation. The Company will retain its listing on the TSX Venture Exchange and will maintain a branch register of transfers in the Province of British Columbia following the continuance of the Company into the Province of Alberta.

The main purpose of the continuance into the Province of Alberta is to expedite business transactions with other oil and gas exploration, development and production companies.

Accordingly, the shareholders will be asked to approve a Special Resolution to continue the Company as if it were incorporated under the laws of Alberta.

After the date on which the Company is continued under the Alberta Business Corporation Act (the "ABCA"), it will cease to be a company within the meaning of the Company Act (British Columbia) (the "BCCA") and will, upon filing of a copy of the Certificate of Continuance, be struck from the register of companies.

There are a number of differences between the BCCA and the ABCA that may materially affect the rights of shareholders. The following chart provides a brief summary of some of the changes that will occur as a result of the continuance of the Company's jurisdiction of incorporation from British Columbia to Alberta. This summary is not intended to be exhaustive and members should consult their legal advisors regarding all of the implications of the continuance. Reference is made to the text below the chart for more detailed information.

Right	**BCCA**	**ABCA**
Approval required for mergers, consolidations, amalgamations, continuances and arrangements	Three-quarters of all shares voting on the matter (includes in certain cases, non-voting shares and shares entitled to vote separately as a class or series)	Two thirds of all shareholders who voted on the matter (includes in certain cases, non-voting shares and shares entitled to vote separately as a class or series)
Approval required for other extraordinary transactions (including sales, leases or exchanges of all or substantially all of corporation's assets, liquidation or winding-up	Three-quarters of all shares voting on the matter (includes in certain cases, non-voting shares and shares entitled to vote separately as a class or series)	Two thirds of all shareholders who voted on the matter (includes in certain cases, non-voting shares and shares entitled to vote separately as a class or series)
Offer by an issuer to repurchase common shares of that issuer	Offers must generally be made to all holders of common shares; purchases generally from individual shareholders are not permitted; the take-over rules, valuation and additional disclosure requirements also apply	Offers must generally be made to all holders of common shares; purchases generally from individual shareholders are not permitted; the take-over rules, valuation and additional disclosure requirements also apply

Right	BCCA	ABCA
Dissenter's appraisal rights	Allowed in most extraordinary transactions and certain other fundamental changes	Allowed in most extraordinary transactions and certain other fundamental changes
Shareholder proposals	The company must include shareholders' nominee for director in management's information circular	Company must include shareholders' nominee for director in management's information circular
Residency of directors	Majority must be ordinarily resident in Canada; one must be a resident of British Columbia	At least half must be resident Canadians

The continuance is subject to the approval of the regulatory authorities having jurisdiction.

The text of the special resolution, in substantially the form to be presented to the members, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"UPON MOTION, IT WAS RESOLVED, as a special resolution, that:

1. the directors of the Company be and are hereby authorized to make application to the Director pursuant to Section 188 of the Business Corporations Act (Alberta) (the "ABCA") for a Certificate of Continuance continuing the Company into the Province of Alberta as if it had been incorporated under the ABCA (the "Continuance");

2. the articles of continuance (the "Articles of Continuance") substantially in the form attached as Schedule "B" to the Information Circular accompanying the Notice of Meeting of members at which the Continuance is to be considered be, and they are hereby, approved;

3. upon the Continuance becoming effective and without affecting the validity or existence of the Company or of any act done under its articles, the memorandum of the Company be replaced by the Articles of Continuance;

4. notwithstanding that this special resolution has been duly passed by the members of the Company, the directors of the Company be, and they are hereby, authorized and empowered to revoke this special resolution and to abandon the application for the certificate of continuance at any time prior to the issue thereof without further approval of the members of the Company;

5. any director or officer of the Company be, and such director or officer of the Company hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute, under the seal of the Company or otherwise, and to deliver Articles of Continuance substantially in the form of the Articles of Continuance, in duplicate, to the Director under the ABCA; and

6. any director or officer of the Company be, and such director or officer of the Company is hereby, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, such other documents and instruments, and to do or to cause to be done, such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this special resolution."

In accordance with the Company Act (British Columbia), a "special resolution" means a resolution passed by a majority of not less than 75% of the votes cast by those members of a company, who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days' notice of the general meeting has been given.

The proposed Articles of Continuance of the Company to be presented to the Meeting may be inspected during regular business hours at the registered and records office of the Company at Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2.

RIGHTS OF DISSENT

Dissent Rights under the BCCA for the Continuance

TAKE NOTICE that pursuant to the BCCA, YOU MAY UNTIL 10:00 am, Vancouver time, on June 18, 2002, give the Company a Notice of Dissent by registered mail, addressed to the Company at Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia with respect to the Continuance Resolution. As a result of giving a Notice of Dissent, you may, upon receiving a Notice of Intention to Act under Section 207 of the BCCA, require the Company to purchase all your shares in respect of which the Notice of Dissent was given.

Any holder of the Company's Common Shares is entitled to be paid the fair value of all, but not less than all, of such shares in accordance with Section 207 of the BCCA if the holder of the Company's Common Shares dissents to the continuance of the Company from the BCCA to the ABCA and such continuance becomes effective. A holder of the Company's Common Shares is not entitled to dissent with respect to the continuance under the BCCA if he votes any of such shares in favour of the special resolution authorizing the continuance of the Company.

The special resolution authorizing the continuance of the Company under the ABCA will authorize the directors not to proceed with the continuance if, in the opinion of the Board of Directors, such continuance is not in the best interests of the Company.

Procedure for Dissent under the BCCA

Under the BCCA, a dissenting member who seeks payment of the fair value of his Common Shares in connection with the special resolution to approve the continuance of the Company under the ABCA is required to give notice to dissent to the Company more than two days before the Meeting. The address of the Company for such purpose is Suite 1040-999 West Hastings Street, Vancouver, British Columbia V6C 2W2. A vote against the special resolution or withholding a vote does not constitute a notice of dissent. If the special resolution is approved, the Company must notify the dissenting member of its intention to act and must advise the dissenting member of his rights under Section 207 of the BCCA. Within 14 days of the Company giving notice of intention to act, the dissenting member must deliver to the registered office of the Company a notice that he requires the Company to purchase all of his Common Shares, and the applicable share certificates. Upon receipt of such notice and share certificates, the dissenting member is bound to sell his Common Shares and the Company is bound to buy them.

The foregoing is a summary only of the right of dissent under the BCCA with respect to the special resolution to approve the continuance. It is suggested that any member wishing to avail himself of the right of dissent under the BCCA retain his own legal counsel as failure to comply strictly with the provisions of the BCCA may prejudice his right of dissent.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of May 15, 2002.

BY ORDER OF THE BOARD
PACIFIC AMBER RESOURCES LTD.

"Edward C. McFeely"
Edward C. McFeely, President

SCHEDULE "A" to the Information Circular of
PACIFIC AMBER RESOURCES LTD. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

(i) the Chair of the company, if that individual performed the functions of the office on a full-time basis;
(ii) a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;
(iii) President of the company;
(iv) a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or
(v) an officer of the company or any of its subsidiaries or any other person who performed a policy-making function in respect of the company

whether or not the individual was also a director of the company or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;
(ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the former President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer".

Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)(2)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	
Hiro Ogata (10), former President	2001	Nil	n/a	n/a	n/a	Nil	Nil	(7)
	2000	Nil	n/a	n/a	475,000(5)	Nil	Nil	(8)
	1999	Nil	n/a	n/a	500,000(6)	Nil	Nil	(9)

Notes: (1) January 1 to December 31

(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(3) Stock appreciation rights.

(4) Long-term incentive plan

(5) 475,000 common shares subject to option. Reference is made to the section captioned "Options and SAR Repricings".

(6) 500,000 common shares subject to option. Reference is made to the section captioned "Options and SAR Repricings".

(7) $180,000 was paid to a non-reporting company controlled by an executive officer of the Company with respect to management, administrative and secretarial services rendered to the Company.

(8) $180,000 was paid to a non-reporting company controlled by an executive officer of the Company with respect to management, administrative and secretarial services rendered to the Company.

(9) $190,000 was paid to a non-reporting company controlled by an executive officer of the Company with respect to management, administrative and secretarial services rendered to the Company.

(10) Hiro Ogata resigned as President of the Company effective May 6, 2002.

Options and Stock Appreciation Rights ("SARs")

No incentive stock options were granted to the Named Executive Officer during the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period").

No incentive stock options were exercised by the Named Executive Officer during the Financial Period.

Pension Plan

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had entered into a Services Agreement with the Named Executive Officer, effective February 1, 2000 (the "Services Agreement"). Pursuant to the terms of the Services Agreement, the Named Executive Officer performed the reasonable duties which the Board of Directors assigned to him from time to time and which are normally customarily vested in the offices of the President of a corporation, including but not limited to guiding the Company from an executive management level. The Services Agreement provided that the Company pay to the Named Executive Officer a salary ("Salary") of $120,000 per calendar year, by paying the Named Executive Officer $10,000 per month. The Services Agreement also provided that the Named Executive Officer be re-imbursed for all reasonable expenses incurred in the performance of his duties, be provided with the use of one downtown parking stall during the term of the Services Agreement and be granted share purchase options from time to time on an aggregate of not less than 500,000 common shares of the Company in accordance with the rules and policies of the applicable securities regulatory authorities, it being understood that upon the partial or full exercise of a share purchase option, the Named Executive Officer be immediately granted another share purchase option so that the Named Executive Officer's aggregated number of share purchase options be not less than 500,000 common shares of the Company.

The Services Agreement was terminated by mutual consent of the Company and the Named Executive Officer effective May 6, 2002, upon the resignation of the Named Executive Officer as President of the Company. The Company and the Named Executive Officer mutually agreed that for and in consideration of the payment to the Named Executive Officer of the sum of $10,000 by the Company, the Services Agreement be terminated and a General Release was executed by the Named Executive Officer, releasing the Company from its obligations to him under the Services Agreement.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to the directors of the Company, other than the Chief Executive Officer (the "Other Directors"), or the Company's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

SCHEDULE "B" to the Information Circular of PACIFIC AMBER RESOURCES LTD.

REG 3039 (2001/09)

Articles Of Continuance

Business Corporations Act
Sections 181, 261 and 262

1. **Name of Corporation** 2. **Corporate Access Number**

PACIFIC AMBER RESOURCES LTD.

3. **The classes of shares, and any maximum number of shares that the corporation is authorized to issue:**

The authorized capital of the Corporation consists of 100,000,000 Common Shares without nominal or par value and shall include the right to vote, the right to receive dividends as and when declared by the Directors and the right to participate in the winding up of the Corporation.

4. **Restrictions on share transfers** *(if there are no restrictions, enter "NONE")*:

None

5. **Number, or minimum and maximum number of directors:**

Minimum of three maximum of seven directors

6. **If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restrictions** *(if there are no restrictions, enter "NONE")*:

None

7. **If a change of name is effected, indicate previous name:**

Not Applicable

8. **Details of incorporation:**

June 25, 1969 - Tyee Lake Resources Ltd. (N.P.L.) - incorporated as Specially Limited Company - the Companies Act, British Columbia

September 10, 1974 – Tyee Lake Resources Ltd. (N.P.L.) – converted to a Limited Company – Tyee Lake Resources Ltd. – the Companies Act, British Columbia

March 26, 1980 – Tyee Lake Resources Ltd. – name change – New Tyee Resources Ltd. – the Companies Act, British Columbia

August 27, 1984 – New Tyee Resources Ltd. – name change – Alban Explorations Ltd. – the Company Act, British Columbia

May 19, 1994 – Alban Explorations Ltd. – name change – Pacific Amber Resources Ltd. – the Company Act, British Columbia

9. **Other rules or provisions** *(if there are no rules or provisions, enter "NONE")*:

See Schedule "A" attached

Name of Person Authorizing *(please print)* Identification

Title *(please print)* Date

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

Schedule "A"

9. (a) Meetings of shareholders of the Corporation may be held in any of the cities of Vancouver, British Columbia, Calgary, Alberta, Edmonton, Alberta, Winnipeg, Manitoba or Toronto, Ontario as the directors of the Corporation may determine.

(b) Without limiting the borrowing powers of the Corporation as set forth in the Business Corporations Act (Alberta):

(i) The board of directors may from time to time in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

(ii) The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at expiration of the last annual meeting.

(d) Subject to the above, the board of directors may, by resolution, determine the number of directors holding office from time to time provided that such number is not less than the minimum nor more than the maximum number provided for in these Articles.

SCHEDULE "C" to the Information Circular of
PACIFIC AMBER RESOURCES LTD.

BY-LAW NO. 1

A by-law relating generally to the transaction of the

business and affairs of

Pacific Amber Resources Ltd.

(hereinafter referred to as the "Corporation")

DIRECTORS

8. Calling of and notice of meetings - Meetings of the board shall be held at such time and on such day as the Chairman or any two directors may determine. Notice of meetings of the board shall be given to each director not less than forty-eight hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected, provided a quorum of directors be present.

9. Votes to govern - At all meetings of the board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

10. Quorum - Subject to the articles, a majority of the number of directors holding office from time to time constitutes a quorum at any meeting of directors, and notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

11. Interest of directors and officers generally in contracts - No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Business Corporations Act.

MEETINGS BY TELEPHONE

12. Directors and Shareholders - A director may participate in a meeting of the board or of a committee of the board and a shareholder may participate in a meeting of shareholders by

means of telephone or other communication facilities that permit all persons participating in any such meeting to hear each other.

SHAREHOLDERS' MEETINGS

13. Quorum - At any meeting of shareholders, a quorum shall be one or more persons present in person and entitled to vote thereat and holding or representing by proxy not less than ten (10%) per cent of the votes entitled to be cast thereat. In the absence of a quorum for the transaction of business at any such meeting, those present and entitled to vote shall constitute a quorum for the purpose only of adjourning such meeting. Those present and entitled to vote at any such adjourned meeting shall constitute a quorum for the transaction of business at such meeting.

INDEMNIFICATION

14. Indemnification of directors and officers - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Business Corporations Act.

15. Indemnity of others - Except as otherwise required by the Business Corporations Act and subject to paragraph 7, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

16. Right of indemnity not exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue

as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

17. No liability of directors or officers for certain acts, etc. - To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

18. Banking arrangements - The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such any two officers or directors and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

19. Execution of instruments - Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any two officers, acting together, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term "contracts, documents or instruments in writing" as used in this by-law shall include share certificates, warrants, bonds, debentures or other securities or security instruments

of the Corporation, deeds, mortgages, charges, conveyances, transfers and assignments of property of all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

20. Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

MISCELLANEOUS

21. Invalidity of any provisions of this by-law - The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

INTERPRETATION

22. In this by-law and all other by-laws of the Corporation words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, executor, administrator or legal representative and any number or aggregate of persons; "articles" include the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement and articles of revival and includes an amendment to any of them; "board" shall mean the board of directors of the Corporation; "Business Corporations Act" shall mean the Business Corporations Act, Revised Statutes of Alberta 1981, Chapter B-15 as amended from time to time or any Act that may hereafter be substituted therefor; "meeting of shareholders" shall mean and include an annual meeting of shareholders and a special meeting of shareholders of the Corporation; and "signing officers" means any person authorized to sign on behalf of the Corporation by or pursuant to paragraph 12.

DATED as of the • day of •, 2002.

President and Chief Operating Officer

Secretary

SCHEDULE "D" to the Information Circular of PACIFIC AMBER RESOURCES LTD.

BY-LAW NO. 2

A By-Law authorizing borrowing and pledging of

Pacific Amber Resources Ltd.
(hereinafter referred to as the "Corporation")

BE IT AND IT IS HEREBY ENACTED as a By-law of the Corporation as follows:

1. That the Directors of the Corporation may from time to time:

   (a) borrow money upon the credit of the Corporation by obtaining loans or advances or by way of overdraft or otherwise;

   (b) issue, sell or pledge securities of the Corporation including bonds, debentures, debenture stock, for such sums on such terms and at such prices as they may deem expedient;

   (c) assign, transfer, convey, hypothecate, mortgage, pledge, charge or give security in any manner upon all or any of the real or personal, movable or immovable property, rights, powers, choses in action, or other assets, present or future, of the Corporation to secure any such securities or other securities of the Corporation or any money borrowed or to be borrowed or any obligations or liabilities as aforesaid or otherwise of the Corporation heretofore, now or hereafter made or incurred directly or indirectly or otherwise; and

   (d) without in any way limiting the powers herein conferred upon the Directors, give security or promises to give security, agreements, documents and instruments in any manner or form under the Bank Act or otherwise to secure any money borrowed or to be borrowed or any obligations or liabilities as aforesaid or otherwise of the Corporation heretofore, now or hereafter made or incurred directly or indirectly or otherwise.

2. That any or all of the foregoing powers may from time to time be delegated by the Directors to any one or more of the Directors or officers of the Corporation.

3. That this By-law shall remain in force and be binding upon the Corporation as regards any person acting on the faith thereof until such person has received written notification from the Corporation that this By-law has been repealed or replaced.

DATED as of the • day of •, 2002.

____
President and Chief Operating Officer

____
Secretary

COPY

To: MacKay LLP
Chartered Accountants
1000 – 1190 Hornby Street
Vancouver, B.C.
V6Z 2W2

NOTICE is hereby given, pursuant to Section 186 of the Company Act (British Columbia), that the management of **Pacific Amber Resources Ltd.** does not intend to recommend re-appointment of MacKay LLP as auditor of the Company at the forthcoming Annual and Extraordinary General Meeting (the "Meeting") of shareholders scheduled to be held on June 20, 2002. It is proposed to mail the notice calling such Meeting on or about May 17, 2002.

DATED as of this 24 day of May, 2002.

Pacific Amber Resources Ltd.

Per: [signature]

Hiro Ogata, President

p:\clients\1-sedar\pac-amb\am\agm2002\aud-chng\s186-not.doc

MacKay LLP
Chartered Accountants
1000 – 1190 Hornby Street
Vancouver, British Columbia
V6Z 2W2

May 10, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

Dear Sirs:

re: Pacific Amber Resources Ltd. (the "Company")

We have been informed by the Company of its intention to appoint BDO Dunwoody LLP, Chartered Accountants as the auditor of the Company effective as of the close of its Annual and Extraordinary General Meeting (the "Meeting") scheduled to be held on June 20, 2002. The Company has provided us with the disclosures required by National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer". We have reviewed the information contained in the Notice of Change of Auditor (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Policy No. 31, we understand that the Notice , together with a letter from each of MacKay LLP and BDO Dunwoody LLP will be included in the Information Circular to be mailed to all shareholders of the Company in connection with the Meeting. It is anticipated that bulk distribution of the annual meeting materials will take place on or about May 17, 2002 in accordance with the requirements of National Policy No. 41.

Yours very truly,

MacKay LLP

Per: ______________________ *(signature)*

~~Doug Pothecary~~ ______________ *(name - please print)*

SEAN GILBERT

Schedule "A"

PACIFIC AMBER RESOURCES LTD. (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER",
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

It is proposed that the Company will change its auditor from Mackay LLP (the "Former Auditor"), Chartered Accountants, of 1000 – 1190 Hornby Street, Vancouver, B.C.,V6Z 2W2, to BDO Dunwoody LLP (the "Successor Auditor"), Chartered Accountants, of 1500, 800 – 6th Avenue S.W., Calgary, Alberta, T2P 3G3, effective as of the close of the Annual General Meeting of the Company scheduled to be held on June 20, 2002.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The change of auditor and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 1st day of May, 2002.

PACIFIC AMBER RESOURCES LTD.

Per: [signature] *(signature)*
HIRO OGATA *(name - please print)*
PRESIDENT *(title - please print)*

[signature] *(signature)*
J.R. BULLOCK-SALE *(name - please print)*
CHAIRMAN *(title - please print)*

sou-rio\aud-3b.new

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

1500, 800 – 6 Avenue S.W.
Calgary, Alberta Canada T2P 3C3
Telephone: (403) 266-5608
Fax: (403) 233 7833

May 10, 2002

PRIVATE & CONFIDENTIAL

The British Columbia Securities Commission
The Alberta Securities Commission

Dear Sirs/Madam:

Re: Pacific Amber Resources Ltd. – National Policy 31 – Notice of Change of Auditors

We have reviewed the Notice of Change of Auditors prepared by the management of Pacific Amber Resources Ltd. dated May 1, 2002 and agree with the information disclosed therein.

Yours truly,

BDO Dunwoody LLP

Chartered Accountants

/mkd

Schedule "A"

PACIFIC AMBER RESOURCES LTD. (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER",
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

It is proposed that the Company will change its auditor from Mackay LLP (the "Former Auditor"), Chartered Accountants, of 1000 – 1190 Hornby Street, Vancouver, B.C.,V6Z 2W2, to BDO Dunwoody LLP (the "Successor Auditor"), Chartered Accountants, of 1500, 800 – 6th Avenue S.W., Calgary, Alberta, T2P 3G3, effective as of the close of the Annual General Meeting of the Company scheduled to be held on June 20, 2002.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The change of auditor and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 1st day of May, 2002.

PACIFIC AMBER RESOURCES LTD.

Per:

[signature] *(signature)*
URI DEATH *(name - please print)*
PRESIDENT *(title - please print)*

[signature] *(signature)*
J.D. BILLINGSLEY *(name - please print)*
CHAIRMAN *(title - please print)*

sou-rio\aud-3b.new

PACIFIC AMBER RESOURCES LTD. (the "Company")

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE
OR BOARD OF DIRECTORS

The following documentation has been reviewed by the Company's Audit Committee and the Board of Directors:

(a) the Notice, and

(b) letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission and the Alberta Securities Commission.

DATED at Vancouver, B.C. as of this 2nd day of May, 2002.

PACIFIC AMBER RESOURCES LTD.

Per:

_______________ *(signature)*

Hiro Ogata
President

p:\clients\1-sedar\pac-amb\am\agm2002\aud-chng\confirm.doc

129# 82-1

PROXY

Type of Meeting:	**Annual and Extraordinary General Meeting**	**Name of Company:**	**Pacific Amber Resources Ltd. (the "Company")**
Meeting Date:	**June 20, 2002**	**Meeting Time:**	**10:00 a.m. (Calgary time)**
Meeting Location:	**2nd floor Meeting Room, 540 5th Avenue SW, Calgary, Alberta T2P 0M2**		

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, **Edward C. McFeely**, a director of the Company, or failing this person, **Shawn D. McDonald**, (the "Management Appointees"), or in the place of the Management Appointees, ______________________ *(please print name)* as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

NOTE: Complete this form of proxy and deposit with or mail or fax to Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6C 3B9 and its fax number is (604) 683-3694. This proxy must be received not less than 48 hours before the meeting (exclusive of Saturdays, Sundays and holidays) or any adjournment thereof and may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

VOTING CHOICE ON RESOLUTIONS

		For	**Against**
1.	Remuneration to be paid to the auditor	☐	☐
2.	Continuation into Province of Alberta	☐	☐

VOTING FOR DIRECTORS AND AUDITOR

		For	**Withhold**
3.	For election as a director		
	Edward C. McFeely	☐	☐
	Hiroshi Ogata	☐	☐
	James R. Billingsley	☐	☐
	Peter Sekera	☐	☐
	Shawn D. McDonald	☐	☐
4.	Appointment of Auditor	☐	☐

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the .... day of ...., 2002.

Signature of member: ....

Name of member: ....
(please print clearly)

(Continued on reverse)

NOTES:

1. A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2. A proxy to be effective must be deposited at the office of Computershare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, B.C. V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3. If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

   (a) sign, date and return the proxy form. **Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote;** or

   (b) **appoint a person (who need not be a member of the Company) other than the Management Appointees** by crossing off the names of the Management Appointees, inserting the appointed proxyholder's name in the space provided, then signing, dating and returning the proxy form. **Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member's appointed proxyholder.**

4. If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

   (a) if the member is registered on the register of Members, record his attendance with the Company's scrutineers at the Meeting; or

   (b) if the member's securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member's own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1. The shares represented by this proxy may be voted "for" or "against" all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2. By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for BDO Dunwoody, Chartered Accountants, as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of BDO Dunwoody, Chartered Accountants as auditor, as the case may be. **Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented bythis proxy will not be voted for any director.**

12g#82-1941

ANNUAL RETURN CARD FORM

(Supplemental Mailing List and
Request for Interim Financial Statements)

ANNUAL GENERAL MEETING, **JUNE 20, 2002**

TO: REGISTERED AND NON-REGISTERED SECURITY HOLDERS OF **PACIFIC AMBER RESOURCES LTD.** (the "Company")

National Policy Statement No. 41, entitled "Shareholder Communication", provides registered and non-registered security holders with the opportunity to elect annually to have their names added to the Company's Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications. **Please be advised that security holders electing not to complete this form will not receive interim financial statements of the Company.**

If you wish your name to be added to the Company's Supplemental Mailing List for the aforesaid purposes, please complete, sign and return this form via mail, or fax to **Computershare Trust Company of Canada, Stock Transfer Department, 510 Burrard Street, Vancouver, B.C. V6C 3B9. Fax: (604) 683-3694)**.

In anticipation of the ability to use electronic methods for communication between the Company and its shareholders, please provide your fax number and/or E-mail address and indicate your preferred method of communication.

____
Name of Security Holder, or if the Security Holder is a company, name and office of authorized signatory

____
____
Address (including postal code) of Security Holder

________________ ________________
Fax No. E-mail Address

Method of Communication (please check accordingly):

Fax: ☐ E-Mail ☐ Mail ☐

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than debt securities) of the Company and request that my name be placed on the Company's Supplemental Mailing List.

Date ___________, 2002

____
Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory

Dg #82-1941

Schedule "A" – please refer to the Annual Report

Schedule "A" Schedules "B" and "C" are attached hereto and form[s] a part hereof
(Please circle appropriate category)

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

For Quarter Ended:	December 31, 2001
Date of Report	March 25, 2002
Name of Issuer:	Pacific Amber Resources Ltd.
Issuer's Address:	Suite 402 – 595 Howe Street, Vancouver, B.C. V6C 2T5
Issuer's Fax No.:	604-688-2641
Issuer's Tel. No.:	604-688-6681
Issuer's Web Site address:	www.pacificamber.com
Contact Person:	Stanley Wong
Contact Position:	Secretary
Contact Tel. No.:	604-688-6681
Contact E-Mail address:	pacamber@axionet.com

CERTIFICATE

The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Name:	"Edward C. McFeely"	Date Signed:	May 6, 2002
Director's Name:	"Hiro Ogata"	Date Signed:	May 6, 2002

SCHEDULE "B"

Pacific Amber Resources Ltd.

Supplementary Information

December 31, 2001

1. Year to date expenditures to Non Arms Length Parties:

   $180,000 was paid to a related company for management, secretarial and administrative services.
   $24,000 was paid to a related company for geological prospecting services.
   $24,000 was paid to a director for management and geological review.
   $21,875 was paid to a director for the purchase of the petroleum and natural gas properties.

2. During the twelve months ending December 31, 2001:

   a) Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of shares	Price per share	Total Proceeds	Type of Consideration	Commission
May 18, 2001	Common		125,000	$.20	$ 25,000	Stock Options	Nil
June 6, 2001	Common		25,000	$.20	$ 5,000	Stock Options	Nil
July 12, 2001	Common		6,000,000	$.18	$1,080,000	Private Placement	Nil
Aug. 14, 2001	Common		300, 000	$.20	$ 60,000	Stock Options	Nil
Dec. 28, 2001	Common		1,500,000	$.20	$ 300,000	Private Placement	Nil

   b) Options Granted

Security	Number of Shares	Name of Insider	Price per share	Expiry Date
Common	50,000	N/A	$0.21	July 5, 2003

   c) Options Expired

Security	Number of Shares	Price per share	Expiry Date
Common	100,000	$.20	May 18, 2001

3. As at December 31, 2001:

   a) Share Capital:

   Authorized: 100,000,000 common shares
   Issued: 24,262,146 common shares

SCHEDULE "B"

Pacific Amber Resources Ltd.

Supplementary Information

December 31, 2001

3. As at December 31, 2001 (continued):

b) Outstanding Options, Warrants & convertible Securities:

Security	Shares	Price per share	Expiry Date	Name
Options	175,000	$0.20	Feb. 25, 2002	Hiro Ogata
Options	300,000	$0.20	March 10, 2002	Hiro Ogata
Options	150,000	$0.20	March 10, 2002	Harold Jones
Options	50,000	$0.20	March 10, 2002	John Campbell
Options	150,000	$0.20	Nov. 27, 2002	John Chigos
Options	50,000	$0.21	July 5, 2003	David Bissett
Warrants	1,200,000	$0.20	May 9, 2002	Edward McFeely
Warrants	1,200,000	$0.20	May 9, 2002	Peter Sekera
Warrants	200,000	$0.20	Dec. 28, 2002	Edward McFeely
Warrants	400,000	$0.20	Dec. 28, 2002	Peter Sekera
Total	3,875,000			

During the twelve months ended December 31, 2001:

Options totaling 125,000 shares at $.20 were exercised on May 18, 2001.
Options totaling 100,000 shares at $.20 expired on May 18, 2001 and were not exercised.
Options totaling 25,000 shares at $.20 were exercised on June 6, 2001.
Options totaling 300,000 shares at $.20 were exercised on August 14, 2001.
Options totaling 50,000 shares at $0.21 were granted on July 5, 2001.
Private share placement totaling 6,000,000 shares at $.18 were completed on July 12, 2001
Warrants totaling 2,400,000 shares at $.20 were granted on May 9, 2001.
Private share placement totaling 1,500,000 shares at $.20 were completed on Dec. 28, 2001
Warrants totaling 600,000 shares at $.20 were granted on Dec. 28, 2001.
No options were cancelled

c) Total Shares in Escrow or Subject to Pooling: None

d) List of Directors:

Hiro Ogata
Edward C. McFeely
James R. Billingsley
Harold M. Jones
John K. Campbell

List of Officers:

James R. Billingsley, Chairman of the Board
Hiro Ogata, President & CEO
Edward C. McFeely, Senior Vice-President Oil & Gas
Stanley Wong, Secretary & Treasurer

SCHEDULE "C"

Pacific Amber Resources Ltd.

Management Discussion

December 31, 2001

Nature of Operations

Pacific Amber Resources Ltd.("the Company") abandoned all of its mineral properties. The Company is now actively seeking opportunities in the oil and gas sector.

Twelve months ended December 31, 2001

Financing

On July 6, 2001 the Canadian Venture Exchange has accepted for filing documentation with respect to a Non-brokered Private Placement announced May 9, 2001 by the Company. The transaction was completed on July 12, 2001 and the Company issued 6,000,000 common shares at $0.18 to net the treasury $1,080,000. The proceeds will be used to fund oil and gas exploration. The holders of the Private Placement are entitled to purchase an additional 2,400,000 common shares at a price of $0.20 per share exercisable on or before May 9, 2002.

Stock options totaling 450,000 shares at $0.20 were exercised in May, June, August of 2001 to net the treasury $90,000. The proceeds will be used as working capital in general.

On January 7, 2002 the Canadian Venture Exchange has accepted for filing documentation with respect to a Non-brokered Private Placement announced December 28, 2001 by the Company. The transaction was completed on December 28, 2001 and the Company issued 1,500,000 common shares at $0.20 to net the treasury $300,000. The proceeds will be used to fund oil and gas exploration. The holders of the Private Placement are entitled to purchase an additional 600,000 common shares at a price of $0.20 per share exercisable on or before December 28, 2002.

Administration

Administration expenses for the year were $487,115 compared to $1,970,733 for the previous year. The decrease is attributable to a decrease in write-down of mineral properties ($103,803 compared to $1,483,740). There was a decrease in legal and accounting fees ($80,288 compared to $166,644) for all required accounting and legal filing requirements for 1998 Year End and subsequent quarterly reports under the B.C. Security Commission's review program. Foreign exchange gain of $41,938 compared to a gain of $10,012 was due to major fluctuations of the Indonesian currency and exchange rate on US Dollar term deposits. Investor relations and promotions increased ($27,282 compared to $18,181) due to increased activity for search of high technology ventures and oil & gas ventures. Property investigation costs decreased ($51,827 compared to $71,713), as a decrease in the Company's exploration activities. Management services are provided by two directors ($48,000) who are also geological engineers and by a private company ($180,000) controlled by the Company president. The amount incurred with the private company remained the same compared to the prior year's corresponding quarter ($180,000). Cash was provided by interest earned on short-term deposit ($42,200 compared to $77,805) and there was an additional $1,101 provided by the sales of marketable securities and an additional $16,207 by the sales of 108,333 shares at US$.10 in Uranium Power Corporation. The loss in this quarter included a write-off of $130,639 on the Putussibau property of Indonesia as provided by the Jakarta office allocation. During 2000 and 2001, our Indonesia office was closed to save overheads and our Indonesian manager was working out of his consulting office to finalize the agreement with our Indonesian partners and with the Mines Department. The Indonesian operation was finally closed as of December 31, 2001. The Company made two investments in late 2000 totaling $450,000 and these included an internet-based music company, the other a wireless security technology company. Both companies are being considered for take-overs by major U.S. companies. There were no new investments made in the year 2001.

Specific Property Details

A. Mineral Properties

The Company has no mineral properties.

B. Petroleum and Natural Gas

The Company has held a 50% working interest in the oil well 10-35-44-5 W4M, located in the Wainwright area, Alberta, for more than twenty years. The other 50% interest is owned by the operator, Canadian Natural Resources Ltd. (CNQ:TSE) of Calgary, Alberta. The well ceased production in October, 1994 and is currently being prepared for reclamation by the operator. The maintenance and reclamation costs are shared equally by the Company and Canadian Natural Resources Ltd.

The Company is focusing on the acquisition of petroleum and natural gas properties in Alberta, Saskatchewan and northern British Columbia.

On October 31, 2001 the Company purchased a non-operated working interests in four petroleum and natural gas properties located in Alberta and Saskatchewan for cash of $875,000. An independent reserve report prepared by McDaniel and Associates Consultants Ltd., as of October 1, 2001, the effective date of the acquisition, states that the proved reserves of the interests are 55,300 barrels of oil and liquids, and 344.9 million cubic feet of natural gas.

Ghost Pine, Alberta

The Company has a 10.8% working interest in this property, subject to Government royalties and a 4% gross overriding royalty.

Pine Creek, Alberta

The Company has a 14.4% working interest in this property, subject to Government royalties.

Princess, Alberta

The Company has a 33.5% working interest in this property, subject to Government royalties.

Success, Saskatchewan

The Company has a 5.8% working interest in this property, subject to Government royalties.

Wood River, Alberta

Effective November 30, 2001 the Company signed an agreement to participate in the drilling of an option well on this property. The Company will earn 25% working interest subject to a 7.5% non-convertible gross over-riding royalty. The Company's share of the option well is expected to be approximately $90,000.

Fox Creek, Alberta

Effective December 13, 2001 the Company executed an agreement to participate in the drilling on an option well on this property. The Company will earn a 50% working interest, 40% after payout. The Company's share of the option well is expected to be approximately $220,000.

Related Party Transactions

For Vancouver office, a director of the Company provides management and secretarial services through his private company. Two other directors, who are also geologists, provide management and geology consulting services to the Company.

For Calgary office, a director of the Company provides services related to the petroleum and natural gas properties in Alberta, Saskatchewan and Northern British Columbia.

New Corporate Office in Calgary, Alberta

In September, Pacific Amber Resources Ltd. was registered as an Extra-Provincial Corporation in Alberta. The Company was registered with the Registrar of Corporations for the Province of Alberta pursuant to the Business Corporations Act (Alberta) (the "ABCA") on September 27, 2001, under corporate access No. 21936653.

In October, the Company established an office in Calgary, Alberta, under the direction of Edward C. McFeely, P. Eng., Senior Vice-President, Oil & Gas. The Calgary office will pursue the acquisitions, exploration, development and production of oil & gas properties.

Subsequent Events

On January 14, 2002 the Company cancelled existing incentive stock options of 650,000 common shares granted to certain directors and employees of the Company. The Company granted incentive stock options of 1,550,000 common shares to certain directors and employees of the Company at $0.20 per share to expire on or before January 14, 2005.

On January 15, 2002 the Company cancelled existing incentive stock options of 25,000 common shares granted to a director of the Company. The Company granted incentive stock options of 175,000 common shares to certain employees of the Company at $0.20 per share to expire on or before January 15, 2005.

On March 1, 2002 the Company granted incentive stock options of 150,000 common shares to certain employees of the Company at $0.20 per share to expire on or before March 1, 2005.

On April 11, 2002 the Company has entered into additional joint venture agreements for the drilling of 2 oil and gas prospects for the drilling of light sweet crude oil at medium drilling depths. The first prospect is located near Wizard Lake in central Alberta with a 25% working interest estimated at an initial cost of $150,000 in drilling program. The second prospect is located near Vauxhall, south-central Alberta with a 16.67% working interest estimated at an initial cost of $150,000 in drilling program.

On April 12, 2002 the Company announced that the terms of the share purchase warrants issued on May 9, 2001 has been extended from its current expiry date of May 9, 2002 to May 9, 2004 subject to regulatory approval.